[redacted]

SECU 06003040 SSION

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 ? 2006 WASH. D.C. 199

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66485

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFF Securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10100 Santa Monica Blvd., Suite 1400
(No. and Street)

Los Angeles (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Joseph (310) 407-2174
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sisterson & Co. LLP
(Name – *if individual, state last, first, middle name*)

2101 Grant Bldg. (Address) Pittsburgh (City) Pennsylvania (State) 15219-2300 (Zip Code)

PROCESSED
APR 13 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, George M. Russo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFF Securities, L.P., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RUTZEL M. CASTILLO
Commission # 1350615
Notary Public - California
Los Angeles County
My Comm. Expires Apr 9, 2006

Signature

Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HFF SECURITIES L.P.

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2005
and period from April 5, 2004 (date of formation)
through December 31, 2004

SISTERSON
STRATEGIES FOR BUSINESS

2101 Grant Building
Pittsburgh, Pennsylvania
15219-2300

Phone 412.281.2025
Fax 412.338.4597
Web www.sisterson.com

INDEPENDENT AUDITOR'S REPORT

To the Partners of
HFF Securities L.P.
Los Angeles, California

We have audited the accompanying statements of financial condition of HFF Securities L.P. (the "Partnership") as of December 31, 2005 and 2004, and the related statements of operations, partners' capital and cash flows for the year ended December 31, 2005 and for the period from April 5, 2004 (date of formation) through December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HFF Securities L.P. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year ended December 31, 2005 and for the period from April 5, 2004 through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sisterson & Co. LLP

February 10, 2006

Sisterson & Co. LLP
Certified Public Accountants

HFF SECURITIES L.P.

STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2005	2004
Cash and cash equivalents	$ 1,916,978	$ 140,430
Accounts receivable	2,019	77
Prepaid insurance	507	217,290
Prepaid compensation under employment agreements (Note 2)	1,330,909	436,364
Furniture and equipment, net of accumulated depreciation of $9,798 and $2,954, respectively	13,361	20,205
NASD license (Note 2)	99,617	99,617
	$ 3,363,391	$ 913,983

LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable and accrued liabilities	$ 32,184	$ 17,182
Accrued compensation payable (Note 2)	1,214,034	--
Payable to affiliate (Note 4)	222,722	22,021
Total liabilities	1,468,940	39,203
Partners' capital		
General partner's capital	18,945	8,748
Limited partner's capital	1,875,506	866,032
Total partners' capital	1,894,451	874,780
	$ 3,363,391	$ 913,983

The accompanying notes are an integral part of these financial statements.

HFF SECURITIES L.P.

STATEMENTS OF OPERATIONS

		Year ended December 31, 2005		For the period from April 5, 2004 (date of formation) through December 31, 2004
Revenues				
Placement fees	$	4,281,317	$	511,667
Referral fees (Note 4)		112,000		960,877
		4,393,317		1,472,544
Expenses				
Personnel		2,694,369		1,260,587
Occupancy		135,973		103,495
Other operating		2,058,714		683,436
Depreciation		6,844		2,954
		4,895,900		2,050,472
Operating loss		(502,583)		(577,928)
Interest income		22,254		2,708
Net loss	$	(480,329)	$	(575,220)

The accompanying notes are an integral part of these financial statements.

HFF SECURITIES L.P.

STATEMENTS OF PARTNERS' CAPITAL

Year ended December 31, 2005 and for the period
from April 5, 2004 (date of formation) through December 31, 2004

	General Partner	Limited Partner	Total
Capital contributions	$ 14,500	$ 1,435,500	$ 1,450,000
Net loss	(5,752)	(569,468)	(575,220)
Partners' capital, December 31, 2004	8,748	866,032	874,780
Capital contributions	15,000	1,485,000	1,500,000
Net loss	(4,803)	(475,526)	(480,329)
Partners' capital, December 31, 2005	$ 18,945	$ 1,875,506	$ 1,894,451

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

	Year ended December 31, 2005	For the period from April 5, 2004 (date of formation) through December 31, 2004
Cash flows from operating activities		
Net loss	$ (480,329)	$ (575,220)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Depreciation	6,844	2,954
Increase (decrease) in cash from changes in		
Accounts receivable	(1,942)	(77)
Prepaid insurance	216,783	(217,290)
Prepaid compensation under employment agreements	(894,545)	(436,364)
Accrued compensation payable	1,214,034	--
Accounts payable and accrued liabilities	15,002	17,182
Net cash provided by (used in) operating activities	75,847	(1,208,815)
Cash flows from investing activities		
Purchases of furniture and equipment	--	(23,159)
Acquisition of NASD license	--	(99,617)
Net cash used in investing activities	--	(122,776)
Cash flows from financing activities		
Partners' capital contributions	1,500,000	1,450,000
Net advances from affiliate	200,701	22,021
Net cash provided by financing activities	1,700,701	1,472,021
Net increase in cash and cash equivalents	1,776,548	140,430
Cash and cash equivalents, beginning of period	140,430	--
Cash and cash equivalents, end of year period	$ 1,916,978	$ 140,430

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

HFF Securities L.P. (the "Partnership") is a broker-dealer that performs private placements of securities by raising equity capital from institutional investors for discretionary, commingled real estate funds to execute real estate acquisitions, recapitalizations, developments, debt investments, and other real estate-related strategies. The Partnership may also provide other investment banking and advisory services on various project or entity-level strategic assignments such as mergers and acquisitions, sales and divestitures, recapitalizations and restructurings, privatizations, management buyouts, and arranging joint ventures for specific real estate strategies.

The Partnership is an affiliate of a financial intermediary and advisor in the commercial real estate industry that has locations in seventeen major cities nationwide. The Partnership shares office space with the affiliate in its Los Angeles, California office. In addition to its core business, the Partnership earns fees for referring clients to the affiliate.

The Partnership was formed as a Delaware limited partnership and shall continue through April 2054 unless dissolved earlier by voluntary agreement of the partners or by any other act constituting dissolution under applicable law.

Capital contributions may be required only with the consent of the partners. Distributions of Net Cash Flow (as defined) are made at the sole discretion of the General Partner. Neither partner may withdraw from the partnership without the consent of the other partner.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentrations of credit risk

The Partnership's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Partnership places its cash with financial institutions in amounts that at times exceed the FDIC insurance limit. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Cash and cash equivalents

Cash and cash equivalents include cash in bank accounts and short-term investments with original maturities of three months or less.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Placement fees are fees earned for discretionary and nondiscretionary equity capital raises as well as other investment banking services. Referral fees are fees earned for referring clients to the Partnership's affiliate. The fees are recorded as revenue when the related service has been rendered and the client is contractually obligated to pay.

Furniture and equipment

Furniture and equipment are recorded at cost. Depreciation is computed using an accelerated method over five to seven years.

Prepaid compensation under employment agreements

The Partnership has employment agreements with three executives whereby sign-up bonuses totaling $600,000 were paid in 2004 for employment terms that commenced in April 2004 and will expire on December 31, 2007, as amended. During December 2005, the Partnership accrued an additional $1,150,000 of incentive compensation, which was paid to the same three executives in January 2006. The sign-up bonuses and the incentive compensation are to be repaid to the Partnership upon voluntary termination by an executive or termination by cause (as defined) by the Partnership prior to December 31, 2007. The total cost of the employment agreements of $1,750,000 is being amortized by the straight-line method over the term of the agreements. Amortization of $255,456 and $163,636 was recorded in 2005 and 2004, respectively, and is included in personnel expenses on the accompanying statements of operations. Future amortization is estimated to be $665,454 per year for 2006 and 2007.

Intangible asset

The Partnership has recognized an intangible asset in the amount of $99,617 for the costs of obtaining an NASD license as a broker-dealer. The license is determined to have an indefinite useful economic life and is therefore not being amortized. The Partnership evaluates intangible assets on an annual basis for potential impairment.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
(continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Partnership is organized as a limited partnership under the laws of the state of Delaware. Under those provisions, the income and expenses of the Partnership are passed through and reported on the partners' individual income tax returns. Accordingly, no income taxes are reported in these financial statements.

NOTE 3 - NET CAPITAL REQUIREMENT

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Partnership's net capital ratio was 3.54 to 1. At December 31, 2005, the Partnership had net capital of $414,922 which was $314,922 in excess of its required minimum net capital of $100,000.

NOTE 4 - RELATED PARTY TRANSACTIONS

During 2005 and for the period from April 5, 2004 through December 31, 2004, the Partnership earned referral fees of approximately $112,000 and $960,000, respectively, for its performance on engagements that were referred to an affiliate. The Partnership was also allocated expenses of approximately $344,000 in 2005 and $174,000 in 2004 for office space and administrative services that it shares with the affiliate. In addition, the Partnership paid consulting fees of approximately $1,127,000 in 2005 and $85,000 in 2004 to the affiliate for administrative support on placement transactions.

During the period from April 5, 2004 through December 31, 2004, the Partnership received advances in cash and in the form of expenses paid on its behalf by an affiliate. Advances from the affiliate of $500,000 were reclassified to partners' capital contributions.

At December 31, 2005 and 2004, the Partnership owes the affiliate $222,722 and $22,021, respectively.

NOTE 5 - RETIREMENT PLAN

The Partnership maintains a retirement savings plan for all employees, in which employees may make deferred salary contributions up to the maximum amount allowable by the IRS. After-tax contributions may also be made up to 50% of compensation. The Partnership makes matching contributions equal to 50% of the first 6% of both deferred and after-tax salary contributions, up to a maximum of $5,000. The Partnership match is fully vested after two years of service. Partnership contributions charged to expense for the plan were $14,894 and $0 in 2005 and 2004, respectively.

SUPPLEMENTARY INFORMATION REQUIRED BY

RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

HFF SECURITIES L.P.

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

Net capital computation		
Total partners' capital	$	1,894,451
Deductions and/or charges		
A. Non-allowable assets - Accounts receivable, prepaid insurance, prepaid compensation under employment agreements, furniture and equipment, net and NASD license		(1,446,413)
Net capital before haircuts on securities positions		448,038
Haircuts on securities positions		
Money market fund at 2%		(33,116)
Net capital	$	414,922
Aggregate indebtedness		
Items included in statements of financial condition		
Accounts payable and accrued liabilities, accrued compensation payable and payable to affiliate	$	1,468,940
Computation of basic net capital requirement		
A. Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	97,929
B. Minimum dollar net capital requirement	$	100,000
Net capital requirement (greater of A. or B.)	$	100,000
Excess net capital	$	314,922
Ratio: Aggregate indebtedness to net capital		3.54 to 1

A reconciliation with the Partnership's computation included in Part II of Form X-17A-5 as of December 31, 2005 is not included because there is no material difference between the Partnership's computation and the computation above.

Schedule II

EXEMPTIVE PROVISION UNDER RULE 15c3-3

As HFF Securities L.P.'s business activities do not involve taking possession of customer funds or securities, an exemption from Rule 15c3-3 of the Securities and Exchange Commission is claimed under paragraph (k)(2)(i) for the following:

A. Computation for the Determination of Reserve Requirements Pursuant to Rule 15c3-3

B. Information Relating to the Possession or Control Requirements under Rule 15c3-3.

SISTERSON
STRATEGIES FOR BUSINESS
2101 Grant Building
Pittsburgh, Pennsylvania
15219-2300
Phone 412.281.2025
Fax 412.338.4597
Web www.sisterson.com

To the Partners of
HFF Securities L.P.

In planning and performing our audit of the financial statements and supplemental schedules of HFF Securities L.P. ("Partnership"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Sisterson & Co. LLP
Certified Public Accountants

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners of HFF Securities L.P., management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sisterson & Co. LLP

February 10, 2006